Exhibit (a)(1)(H)

DRAFT COMMUNICATION FROM EXCHANGE ADMINISTRATOR

TO ELIGIBLE EMPLOYEES HOLDING ELIGIBLE OPTIONS

October 23, 2008

Dear “Name”:

I am happy to announce that we are offering eligible employees the opportunity to exchange certain outstanding stock options for new restricted stock units (the “Exchange Offer”). Stock grants are a valuable motivation and retention tool and, as such, help to align employee and shareholder interests. Many of the currently outstanding stock options held by our employees are “underwater,” meaning that the per share exercise prices of the stock options are greater than the current market price of our common stock. It is the intent of the Exchange Offer to, among other things, help ensure that employees are appropriately incentivized to continue to grow the business and meet company objectives, and have an opportunity to benefit from the successful achievement of these goals.

Under the Exchange Offer, outstanding stock options with an exercise price of $11.00 or higher and with an expiration date after March 31, 2009 can be exchanged for restricted stock units (RSUs) at a pre-designated ratio. An RSU differs from a stock option in that there is no purchase price charged to the employee. The employee’s gain equals the full market value of the share when the RSU vests. The following example illustrates how this difference works:

Option Exchange Scenario

				Value of RSU vs. Option based on Exar Stock Price
				$12.00		$14.00		$16.00		$22.00
# of Eligible Options	Option Price	Option to RSU Exchange Ratio*	New RSU Shares	Option	RSU	Option	RSU	Option	RSU	Option	RSU
2,220	$12.30	4:1	555	$—	$6,660	$3,774	$7,770	$8,214	$8,880	$21,534	$12,210
1,200	$13.52	5:1	240	$—	$2,880	$576	$3,360	$2,976	$3,840	$10,176	$5,280
4,800	$17.995	6:1	800	$—	$9,600	$—	$11,200	$—	$12,800	$19,224	$17,600

			Total	$—	$19,140	$4,350	$22,330	$11,190	$25,520	$50,934	$35,090

*	Exchange Ratios are explained further in the attached document

You currently hold              total options eligible for exchange under the Exchange Offer. Please refer to the attached Personnel Summary for additional details on your eligible options.

Participation in the Exchange Offer is voluntary. Note that if you elect to participate you must exchange all your eligible options. If you decide not to participate, you will retain your current options under the existing terms and conditions.

The Exchange Offer Documents included herewith contain information explaining the steps you must take if you wish to participate in the Exchange Offer. Participating in the Exchange Offer involves risks that will be discussed in the Exchange Offer Documents. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Exchange Offer before you decide whether to participate.

Sincerely,

Pete Rodriguez

CEO and President

EXCHANGE OFFER GUIDELINES

Below is a brief summary of the terms of the Exchange Offer. Please note that these do not constitute the full terms and conditions of the Exchange Offer. The full terms and conditions can be found in the Exchange Offer Documents included herewith.

Eligible Employees: All regular, full-time employees of Exar who are active employees on the commencement date and the expiration time of the Exchange Offer will be eligible to participate in the Exchange Offer. Members of our Board of Directors and certain of our executive officers will not be eligible to participate in the Exchange Offer.

Eligible Options: All your outstanding stock options with exercise prices equal to or greater than $11.00 per share and with an expiration date after March 31, 2009 will be eligible for exchange. If you are an eligible employee who elects to participate in the Exchange Offer, you will be required to exchange all of your eligible options in order to participate in the exchange.

Exchange Ratio: The number of new RSUs you will be granted if you participate in the Exchange Offer depends on the exercise price of your eligible options. The exchange ratios will be as follows:

•	Eligible options with an exercise price per share between $11.00 and $13.00 will be exchanged for RSUs at an exchange ratio of one (1) new RSU for every four (4) exchanged options.

•	Eligible options with an exercise price per share between $13.01 and $15.00 will be exchanged for RSUs at an exchange ratio of one (1) new RSU for every five (5) exchanged options.

•	Eligible options with an exercise price per share greater than $15.00 will be exchanged for RSUs at an exchange ratio of one (1) new RSU for every six (6) exchanged options.

Grant Date: The new RSUs will be granted shortly following the expiration of the Exchange Offer.

Vesting: Each RSU issued to you in the Exchange Offer will vest, subject to your continued employment with us and our subsidiaries, in two annual installments on the first and second anniversaries of the date the RSUs are issued. This vesting schedule will apply to your RSUs whether the options you exchanged were vested or unvested.

Participation: Participation in the Exchange Offer is completely voluntary. If you choose not to participate, you will retain your stock options under their current terms and conditions.

Included with this letter are the following Exchange Offer Documents:

1.	Personnel Summary

2.	Election Form

3.	Notice of Withdrawal

4.	Offer to Exchange Certain Outstanding Options for Restricted Stock Units

If you decide to participate in the Exchange Offer, you will need to deliver a properly completed, signed and dated Election Form (Item #2 above) to the Exchange Administrator at Exar Corporation, 48720 Kato Road, Fremont, CA 94538, via hand delivery or facsimile to (510) 668-7011 prior to the Expiration Time (currently 5:00 p.m., U.S. Pacific Time, on November 21, 2008, unless Exar extends the Exchange Offer). We will not accept late submissions, and therefore urge you to respond early to avoid any last minute problems. The Exchange Administrator intends to provide you with an email confirmation of receipt of your Election Form within two (2) business days after receipt.

We expect the offer period to close on November 21, 2008 and the exchanged options to be cancelled shortly thereafter. We expect to grant new RSUs at the time the exchanged options are cancelled. You must be a regular, full-time employee of Exar continuously until the date the RSUs are granted in order to receive the newly issued RSUs.

The Exchange Offer Documents will contain information explaining the steps you must take if you wish to participate in the Exchange Offer. Participating in the Exchange Offer will involve risks that will be discussed in the Exchange Offer Documents. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Exchange Offer. We cannot and do not make any recommendation as to whether or not you should participate in the exchange offer, and have not authorized any person to make any recommendation.